[Sullivan & Cromwell LLP Letterhead]

December 3, 2021

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Taylor Beech

Re:	Acceleration Request for DraftKings Inc.
Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 on Form S-3 (File No. 333-238051)
Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 on Form S-3 (File Nos. 333-237693, 333-237693-01)

Dear Ms. Beech:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of DraftKings Inc. (the “Company”), the Company hereby requests that the effective date of the Company’s (i) Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 on Form S-3, Registration Number 333-238051 and (ii) Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 on Form S-3, Registration Numbers 333-237693 and 333-237693-01 (together, the “Post-Effective Amendments”), each be accelerated so that the Post-Effective Amendments will each become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, December 7, 2021, or as soon as practicable thereafter.

Please contact the undersigned via telephone at (212) 558-3109 or via e-mail at millersc@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Scott D. Miller

cc:	R. Stanton Dodge
(DraftKings Inc.)